SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

National General Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

636220 303

(CUSIP Number)

Michael Karfunkel

c/o National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 636220 303	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,593,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,593,308
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,593,308
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,961,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,961,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,961,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS AmTrust International Insurance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,295,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,295,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,295,430
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 5 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the initial Schedule 13D (the “Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, by Michael Karfunkel, Leah Karfunkel and AmTrust International Insurance, Ltd. with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National General Holdings Corp., a Delaware corporation (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) is amended as follows:

“Leah Karfunkel is sole trustee of The Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “GRAT”).” is hereby replaced with “Leah Karfunkel was the sole trustee of The Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “GRAT”). In accordance with the terms of the GRAT, upon its expiration at the end of its 10 year term, the assets of the GRAT were distributed to the Michael Karfunkel Family 2005 Trust (the “Family Trust”). Leah Karfunkel serves as a trustee of the Family Trust. The Family Trust also has a second trustee, Barry Zyskind, who delegated sole and exclusive power to vote, invest or dispose of all shares of Common Stock of the Issuer held by the Family Trust to his co-trustee, Leah Karfunkel.”

Item 2(f) is hereby amended and restated in its entirety as follows:

Except for Max Caviet, Julian Griffiths, Michael Bott, Chris Souter and Jo Spittle, every natural person listed on Schedule I hereto is a citizen of the United States of America. Max Caviet, Julian Griffiths, Michael Bott, Chris Souter and Jo Spittle are citizens of Great Britain.

Schedule I to this Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following paragraph:

The purpose of this filing is to report the distribution of the 32,961,262 shares of Common Stock held by the GRAT to a second trust formed by Michael Karfunkel in 2005, the Family Trust. The GRAT was formed in 2005 with a ten year term. Leah Karfunkel, the wife of Michael Karfunkel, served as sole trustee of the GRAT. In accordance with the terms of the GRAT, at the end of the 10 year term, the assets of the GRAT (including the 32,961,262 shares of Common Stock) were distributed to the Family Trust. Leah Karfunkel serves as a trustee of the Family Trust. The Family Trust also has a second trustee, Barry Zyskind, a director of the Issuer. Mr. Zyskind has delegated sole and exclusive power to vote, invest or dispose of all shares of Common Stock of the Issuer held by the Family Trust to his co-trustee, Leah Karfunkel. Accordingly, Leah Karfunkel has all powers of a sole trustee with respect to the shares of Common Stock of the Issuer held by the Family Trust in the same manner that she had such powers with respect to the shares of Common Stock held by the GRAT.

CUSIP No. 636220 303	13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, Michael Karfunkel, Chairman and Chief Executive Officer of the Issuer, beneficially owns 12,593,308 shares of Common Stock, which represents 13.4% of the Issuer’s 93,730,711 outstanding shares of Common Stock as of July 27, 2015. Leah Karfunkel, trustee of the Family Trust, beneficially owns 32,961,262 shares of Common Stock, which represents 35.2% of the Issuer’s 93,730,711 outstanding shares of Common Stock as of July 27, 2015. AII beneficially owns 12,295,430 shares of Common Stock, which represents 13.1% of the Issuer’s 93,730,711 outstanding shares of Common Stock as of July 27, 2015. Neither AFSI, nor to AII’s knowledge, any of the persons listed on Schedule I hereto, other than Michael Karfunkel and Leah Karfunkel, beneficially holds any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Barry Zyskind executed a Limited Power of Attorney as authorized by the Family Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over all of the shares of the Issuer’s Common Stock held by the Family Trust.

Item 7. Material to Be Filed as Exhibits.

Exhibit A       Limited Power of Attorney, dated July 28, 2015 executed by Barry D. Zyskind.

CUSIP No. 636220 303	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2015

By:	/s/ Michael Karfunkel
Name: Michael Karfunkel

By:	/s/ Leah Karfunkel
Name: Leah Karfunkel

AMTRUST INTERNATIONAL INSURANCE, LTD.

By:	/s/ Stephen B. Ungar
Name: Stephen B. Ungar
Title: Secretary

CUSIP No. 636220 303	13D	Page 8 of 8 Pages

SCHEDULE I

Name	Business Address	Principal Occupation
Michael Bott	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director, SVP and Assistant Secretary of AII

Max Caviet	2 Minster Court, Mincing Lane London EC3R 7BB United Kingdom	President and Director of AII CEO of AmTrust Europe Ltd.

Donald DeCarlo	1979 Marcus Avenue, Suite 210 Lake Success, NY 11042	Attorney – Law Office of Donald DeCarlo Director of AFSI Director of Issuer

Susan Fisch	59 Maiden Lane, 43rd Floor New York, NY 10038	Director of AFSI

Julian Griffiths	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Vice President and Director of AII

Abraham Gulkowitz	59 Maiden Lane, 43rd Floor New York, NY 10038	Director of AFSI Partner – Brookville Advisory

George Karfunkel	126 East 56th Street, 15th Floor New York, NY 10022	Director of AFSI Chairman of Sabr Group

Leah Karfunkel	59 Maiden Lane, 38th Floor New York, NY 10038	Private investor

Michael Karfunkel	59 Maiden Lane, 38th Floor New York, NY 10038	Chairman of AFSI Chairman, President and CEO of Issuer

Christopher Longo	800 Superior Ave., E., 21st Floor Cleveland, OH 44114	EVP, Chief Information Officer of AFSI

Jay Miller	430 E. 57th St. New York, NY 10022	Attorney – Law Offices of Jay J. Miller, Esq. Director of AFSI

Ronald Pipoly	800 Superior Ave., E., 21st Floor Cleveland, OH 44114	Vice President of AII EVP, Chief Financial Officer of AFSI

David Saks	59 Maiden Lane, 43rd Floor New York, NY 10038	EVP, Chief Legal Officer of AFSI

Michael Saxon	800 Superior Ave., E., 21st Floor Cleveland, OH 44114	EVP, Chief Operating Officer of AFSI

Harry Schlachter	59 Maiden Lane, 43rd Floor New York, NY 10038	VP and Assistant Secretary of AII SVP, Treasurer of AFSI

Chris Souter	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director and Assistant Secretary of AII

Jo Spittle	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Assistant Secretary of AII

Stephen Ungar	59 Maiden Lane, 43rd Floor New York, NY 10038	Secretary of AII SVP, General Counsel and Secretary of AFSI

Barry Zyskind	59 Maiden Lane, 43rd Floor New York, NY 10038	CEO and President and Director of AFSI Director of AII Director of Issuer